[GraphOn Letterhead]

November 30, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	GraphOn Corporation Registration Statement on Form S-1 File No. 333-177073

Ladies and Gentlemen:

GraphOn Corporation (the “Company”) acknowledges that:

•
should the Securities and Exchange Commission or the Staff, acting pursuant to delegated authority, declare the Company’s registration statement on Form S-1 (File No. 333-177073) (the “filing”) effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments, please contact Ira I. Roxland at 212-768-6999.

Very truly yours,

GraphOn Corporation

By:         /s/ William Swain
William Swain
Chief Financial Officer